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                              August 2, 2022

       Kin Sun Sze-To
       Chief Executive Officer
       Plastec Technologies, Ltd.
       c/o Unit 01, 21/F
       Aitken Vanson Centre
       61 Hoi Yuen Road
       Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Plastec
Technologies, Ltd.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2021
                                                            Filed May 5, 2022
                                                            File No. 000-53826

       Dear Mr. Sze-To:

              We have reviewed your July 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 22, 2022 letter.

       Form 20-F for the Fiscal Year ended December 31, 2021

       Introduction, page 3

   1. We note that you have provided a draft amendment to your Form 20-F along with your response to prior
comment 1, having revisions corresponding to those made to your post effective
amendment to the Form F-1, in response to comments that were issued in a separate letter, based
on our Sample Letter to China-Based Companies. You are receiving additional comments
based on your responses to those comments in a separate letter concurrently with this
letter. Please further revise the Form 20-F to include any additional conforming changes
where applicable to the annual report.
 Kin Sun Sze-To
Plastec Technologies, Ltd.
August 2, 2022
Page 2
Financial Statements
Note 13 - Condensed financial information of Plastec Technologies, Ltd., page
F-22

2. We understand from your response to prior comment three that the condensed financial information corresponds to the parent only. Therefore, it appears that you are providing the Schedule 1 information described in Rule 12-04 of Regulation S-X pursuant to Item
         17(a) of Form 20-F. The guidance in Rule 5-04 of Regulation S-X indicates that Schedule
         1 should be provided when the restricted net assets of consolidated subsidiaries (as defined in Rule 1-02(dd) of Regulation S-X) exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

         However, disclosure on page 24 of your draft amendment states "The transfer of funds between our subsidiaries and us in order to pay dividends is not currently subject to any special restrictions or requirements other than customary corporate requirements such as
         the amount of the dividend not exceeding a company   s available
retained earnings."

         If restrictions on the net assets of consolidated subsidiaries are precipitating your disclosure of the Schedule 1 information, please reconcile those circumstances with the disclosure referenced above, and expand your discussion of Liquidity and Capital
         Resources on page 29 to provide the information required by Item 5.B.1(b) of Form 20-F.
         Under these circumstances, also revise your disclosures on pages F-22 and F-23 to label the information as that of the parent only, to explain the reasons that it is being provided, and to describe the restrictions upon which your determination was made.

         Please provide us with a consolidating schedule that illustrates your compilation of the consolidated amounts, having separate columns for the parent and each subsidiary, covering the same periods and statements for which the condensed information is provided. Please note that the audit of the condensed information should also be apparent in the opinion provided on page F-2 or in a separate opinion, consistent with AS 2701, paragraphs 10 through 12, and Rule 5-04(c) of Regulation S-X.
      You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller,
Branch Chief, at (202) 551-3686 with any questions.



FirstName LastNameKin Sun Sze-To                                Sincerely,
Comapany NamePlastec Technologies, Ltd.
                                                                Division of
Corporation Finance
August 2, 2022 Page 2                                           Office of
Energy & Transportation
FirstName LastName